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October 31, 2006

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 United States

Re:	Prudential Public Limited Company (“Prudential”) Annual Report on Form 20-F for 2005

Dear Mr. Rosenberg:

By letter dated September 19, 2006, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on Prudential’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 20-F”), as filed with the SEC on June 28, 2006. This letter contains Prudential’s responses to those comments.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

Operating and Financial Review and Prospects

IFRS Critical Accounting Policies, page 98

1.

Although you identify your critical accounting policies and underlying estimates and you provide qualitative disclosure about their nature, you should quantify the variability in operating results that you expect to be reasonably likely to occur. Please provide to us in a disclosure-type format, revised discussions that quantify:

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•	the effect that changes in estimates have had on the financial statements for each period presented; and
•	the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on the financial statements.

In this regard, we acknowledge the quantitative sensitivity analyses you provide for your UK shareholder-backed annuity business insurance liabilities on page F-75 and your Asian non-participating business insurance liabilities on page F-94 and your qualitative sensitivity discussions provided for your other businesses. Please ensure that your response to this comment includes proposed revised quantitative sensitivity analyses in critical accounting policies for your insurance liabilities and DAC.

Response

Prudential has prepared a disclosure-type format discussion to provide the information requested. In drafting the discussion, Prudential has explained the effect of changes in estimates and the effect of reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet date by expanding the current disclosure. This expansion provides an analysis that recognizes the different accounting effects on profit and loss or equity for particular types of business and fund structure and the differences in the method of accounting permitted under IFRS 4 for insurance contract accounting.

Prudential has the following observations as to the basis of the disclosure-type format discussion that is proposed:

(i) Prudential has drawn out more clearly the limited sensitivity of shareholder results to changes in estimates that affect the measurement of investments, policyholder liabilities, deferred acquisition costs, and other assets and liabilities of the Group's with-profits funds.

(ii) In respect of impairments, Prudential has illustrated the effect of changes in estimates and reasonably likely changes in key assumptions that affect such estimates by applying a similar disclosure approach to that already applied on page 137 of the 2005 Form 20-F in respect of the US GAAP results. The data in the tables under IFRS is almost the same as under US GAAP as the securities of Jackson National Life (“JNL”) are the key component of those securities classified as available-for-sale on both the IFRS and US GAAP bases. Under US GAAP (but not IFRS) the debt securities of Prudential Annuities Limited and Prudential Retirement Income Limited are also accounted for on an available-for-sale basis. However, for these companies there are few securities in a gross unrealized loss position.

(iii) Quantitative disclosures of the effect of changes of estimate and the effect that reasonably likely changes in the assumptions underlying these estimates have been provided for all material areas with explanations of why the results for other areas are less sensitive or not sensitive at all.

The following disclosure-type format discussion is suggested. Prudential proposes the following form of discussion be provided in the 2006 Form 20-F.

Mr. Jim B. Rosenberg, p.3

“IFRS Critical Accounting Policies

Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted for use in the European Union (“EU”). Were the Group to apply IFRS as published by the International Accounting Standards Board, as opposed to EU-adopted IFRS, no additional adjustments would be required.

The preparation of these financial statements requires Prudential to make estimates and judgments that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

The critical accounting policies in respect of the items discussed below are critical for the Group's results insofar as they relate to the Group's shareholder financed business, in particular for Jackson National Life (“JNL”). The policies are not critical in respect of the Group's with-profits business. Accordingly, explanation is provided as to why the distinction between with-profits business and shareholder-backed business is relevant.

The items discussed below explain the effect of changes in estimates and the effect of reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet date so as to provide analysis that recognizes the different accounting effects on profit and loss or equity. So as to provide relevant analysis that is appropriate to the circumstances applicable to the Group's businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of the Group's with-profits funds.

Investments

Determining the fair value of unquoted investments

Of the Group's financial investments, assets with a fair value at December 31, 2005 of £4,946 million are not quoted on active markets. Their fair values are determined in full or in part by using valuation techniques. These techniques include discounted cash flow analysis,

Mr. Jim B. Rosenberg, p.4

option-adjusted spread models and enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments.

The impact of changed values on the results depends whether the instruments are held by with-profits or shareholder-backed operations of the Group.

Of the financial investments that are not quoted on active markets, assets with a fair value at December 31, 2005 of £3,729 million were held by UK operations. £3,466 million of this amount related to assets held by with-profits operations and £263 million related to assets held by the shareholder-backed UK annuity writing subsidiary Prudential Retirement Income Limited (“PRIL”).

The majority of these assets are private debt securities, such as private placements, project finance, asset securitizations, and local authority securities. The securities are mainly long-dated and not regularly traded and are valued using market standard practices. These practices mainly use matrix pricing, which is based on assessing credit quality of the underlying borrower to derive a suitable discount rate relative to government securities.

In accordance with the Group’s risk management framework, all internally generated calculations are subject to independent assessment by the M&G Fair Value Committee, which comprises members who are independent of the fund managers in the day to day trading in these assets. Changing any one of the underlying assumptions within a reasonable range used in determining the fair value would not have a significant impact on the value of the assets.

The total amount of the change in fair value estimation using valuation techniques, including those based on assumptions not wholly supported by observable market prices or rates recognized in the profit and loss account in 2005, was a gain of £82 million for the with-profits fund investments. Changes in values of assets of the with-profits fund are reflected in policyholder liabilities and unallocated surplus. Due to the liability accounting treatment of unallocated surplus, changes in value of securities held by with-profits funds have no direct effect on the profit or loss or shareholders' equity.

The total amount of the change in fair value estimation using valuation techniques, including those based on assumptions not wholly supported by observable market prices or rates recognized in the profit and loss account in 2005, and which was attributable to shareholders, was a gain of £11 million for the PRIL investments.

The other financial investments, which are not quoted on active markets, were assets held by JNL that had a fair value of £1,218 million.

The JNL assets comprise derivatives with a fair value of £518 million that are accounted for under IAS 39 on a fair value through profit and loss basis, and securities with a fair value of £700 million held by the Piedmont trust entity, an 80 per cent held static trust formed as a

Mr. Jim B. Rosenberg, p.5

result of securitization of asset-backed securities in 2003, that are accounted for on an available-for-sale basis.

The majority of the factors used in the valuation of the derivatives are readily observable in the market. The most significant non-observable factor is the level of implied volatility assumed in the valuation. However, changing the implied volatility within a reasonable range would not have had a significant impact on the fair value of the derivatives.

Significant estimates and judgement are also employed in valuing certain asset-backed securities held by the Piedmont trust entity. These valuations may impact reported shareholder profit and loss amounts through the determination of impairment and recovery amounts. While Prudential believes that the estimates and assumptions employed in developing the fair value estimates are reasonable and present management’s best estimate of such values, a reasonable range of values exist with respect to most assumptions utilized in determining these values. As a result of the potentially significant variability in the assumptions used in these models, the range of reasonable estimates of the fair value of the securities is significant.

Management has obtained broker bids on these securities that represent the value at which the Group could sell the investments, if forced to do so. These bids are not based on full knowledge, and represent the best estimate of the worst case decline in market value of these securities. The broker bids for these securities at December 31, 2005 totalled £514 million, a difference of £186 million in comparison to the carrying value.

Determining impairments related to financial assets

Available-for-sale securities

Financial investments carried on an available-for-sale basis, which on the IFRS basis of reporting applied by the Group are represented by JNL and Egg's debt securities portfolio, are considered to be impaired if there has been a significant and prolonged period of decline in fair value below its amortized cost or if there is objective evidence of impairment. This assessment requires management's judgment. Among the factors considered are whether the decline in fair value results from a change in quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short-term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility, or industry-related events, and where the Group also believes there is a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary. Prudential's review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently in equity may be recognized in the income statement in future periods.

Mr. Jim B. Rosenberg, p.6

In 2005, the Group realized gross losses on sales of available-for-sale securities of £30 million. 38 per cent of these losses related to the disposal of fixed maturity securities of fourteen individual issuers, which were disposed of to rebalance the portfolio in the US operations.

In addition, for 2005, impairment losses recognized amounted to £24 million. Of this amount, 28 per cent has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. 53 per cent of the losses related to the impairment of fixed maturity securities of five individual corporate issuers, reflecting deteriorating business outlook of the companies concerned.

The effect of those reasonably likely changes in the key assumptions underlying the estimates that underpin the assessment of whether impairment has taken place depends on the factors described above. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealized losses for fixed maturity and equity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealized loss position and by reference to the maturity date of the securities concerned.

For 2005, the difference between the carrying value and book cost of equity securities in gross unrealized loss position was £(1) million. The following table shows the amounts of gross unrealized losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealized loss position for the time periods indicated as of December 31, 2005.

	Not Rated	Non-investment grade	Investment grade	Total
	(In £ millions)
Less than six months	(17)	(10)	(99)	(126)
Six months to one year	(8)	(9)	(47)	(64)
One year to two years	(8)	(5)	(15)	(28)
Two years to three years	(6)	0	(42)	(48)
Three years to four years	0	0	0	0
Four years to five years	(3)	(1)	0	(4)

	(42)	(25)	(203)	(270)

The following table shows the amount of gross unrealized losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealized loss position by maturity date of the securities as of December 31, 2005.

£ millions

Less than one year	0
One to five years	(23)
Five to ten years	(129)
More than ten years	(45)
Mortgage-backed securities and other debt securities	(73)

Total	(270)

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Assets held at amortized cost

Loans and receivables are carried at amortized cost using the effective interest rate method. The loans and receivables include loans collateralized by mortgages, deposits and loans to policyholders. For these assets, the Group measures the amount of any impairment loss by comparing the carrying amount of the asset with the present value of its estimated future cash flows.

In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the security as a result of changed circumstances.

The principal holdings of loans and receivables where credit risk is of particular significance are loans and advances to customers held by Egg. Egg has significant concentrations of credit risk in respect of its unsecured lending on credit cards, personal loans and mortgage lending secured on property in the UK. The table below details the movements in the allowance for losses on such loans and advances.

2005 £ millions

Balance at the beginning of the year	250
Transition adjustment to reflect the adoption of IAS 39 at January 1, 2005	5
Amounts written off	(161)
New and additional provisions	241

Balance at the end of the year	335

Changes in the estimates of credit risk in any reporting period could result in a change in the allowance for losses on the loans and advances.

Mr. Jim B. Rosenberg, p.8

Life Assurance Contracts

Product classification

IFRS 4 requires contracts written by insurers to be classified as either “insurance contracts” or “investment contracts” depending on the level of insurance risk transferred. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

(a) That are likely to be a significant portion of the total contractual benefits;

(b) Whose amount or timing is contractually at the discretion of the issuer; and

(c) That are contractually based on asset or fund performance, as discussed in IFRS 4.

Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently, this basis has been applied by the Company.

For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract that may diverge from those previously applied. The principal lines of business for which measurement changes arose on adoption of IFRS are certain unit-linked savings and similar contracts in the UK. Further details of this exercise are given in note D1 to the financial statements.

Valuation assumptions

(i) Contracts of with-profits funds

The Group's insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds for 2005 the contract liabilities are valued by reference to the UK Financial Services Authority's (“FSA”)'s realistic basis. In aggregate this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

The basis of determining liabilities for the Group's with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of

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the with-profits funds are absorbed by the unallocated surplus. The unallocated surplus represents the excess of assets over liabilities that have yet to be appropriated between policyholders and shareholders. Except through indirect effects or in remote circumstances, as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus rather than shareholders' equity.

A detailed explanation of the basis of liability measurement is contained in note D2(d)(ii) to the financial statements. Key elements of the value placed on the liability are that

(a) The component for the with-profits benefit reserve is based on retrospective calculation of documented asset shares. Asset shares are calculated as the accumulation of all items of income and outgo that are relevant to each policy type; and

(b) The component for future policyholder related liabilities includes a market consistent valuation of costs and guarantees, options and smoothing determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

The Group's other with-profits contracts are written in with-profits funds that operate in some of the Group's Asian operations. The liabilities for these contracts together with UK with-profits contracts in 2004 and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits funds, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

For liabilities determined using the 2005 basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

This lack of results sensitivity reflects the with-profit fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds. As noted previously, the unallocated surplus is accounted for as a liability and thus, except in the remote circumstances where support for the funds by shareholders' funds was required, changes in its level do not directly affect shareholders' equity. The Company's obligations and more detail on such circumstances are described in note H14 to the financial statements.

Mr. Jim B. Rosenberg, p.10

(ii) Other Contracts

Contracts other than those of with-profits funds are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units, For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed below. From the perspective of shareholder results the key sensitivity relates to assumed future investment returns for the Taiwan life operation.

UK insurance operations

The types of products written by UK insurance operations are for annuity, non-profit unit-linked and other non-participating business. For liabilities of these products a number of changes of assumptions were made in 2005. Taken together these changes had the effect of reducing profit before tax by £36 million with a consequent increase in liabilities. The reduction arose from a charge of £69 million for strengthened mortality assumptions, being partially offset by a net credit of £29 million in respect of a reduced level of expected defaults for debt securities, and a credit of £4 million for other changes.

The most significant business for which changes in assumptions may affect results is the shareholder-backed annuity business. As the assets and liabilities of this type of business are closely matched by duration, liabilities are determined using a valuation rate of interest that is sensitive to current market conditions. Accordingly, the results are not particularly sensitive to interest rate movements. Results for this business are most sensitive to:

•	The extent to which the duration of the assets held closely match the expected duration of the liabilities under the contracts;

•	Actual versus expected default rates on assets held;

•	The difference between long-term rates of return on corporate bonds and risk free rates;

•	The variance between actual and expected mortality experience;

•	The extent to which expected future mortality experience gives rise to changes in the measurement of liabilities; and

•	Changes in renewal expense levels.

For 2005 a decrease in assumed mortality rates of 1 per cent would decrease gross profits by approximately £33 million. A decrease in credit default assumptions of five basis points would increase gross profits by £65 million. The effects on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

Mr. Jim B. Rosenberg, p.11

Jackson National Life

JNL offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of JNL life assurance contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. Under US GAAP the requirements of SFAS 60 and SFAS 97 apply to these contracts. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity, and traditional life insurance contracts.

Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e., any probable future loss on the contract. These types of contract contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of JNL's fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

Variable annuity contracts written by JNL may provide for guaranteed minimum death, income, or withdrawal features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns which for 2005 and 2004 was 8.4 per cent per annum determined using a mean reversion methodology. Likely changes to this percentage return are not expected to be significant.

These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortization of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims.

For traditional life insurance contracts, provisions for future policy benefits are determined under SFAS 60 using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of JNL are relatively insensitive to changes in insurance risk.

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In 2005, the principal change of valuation assumption was a reserve increase of £13 million due to increasing the mortality assumption for certain Universal Life contracts. This change resulted from the application of the requirements of Statement of Position 03-01 under US GAAP.

Asian operations

The insurance products written in the Group's Asian operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business this feature arises because unallocated surplus is accounted for by the Company as a liability. The results of Asian unit-linked business are also relatively insensitive to changes in estimates or assumptions.

For Asian non-participating business the only significant change of estimate that affected the measurement of liabilities arose in the Singapore life business. Under the basis applied previously, the liabilities were determined on a net premium basis using prescribed interest rates such that a very high level of prudence resulted. This basis has been replaced under the Singapore risk-based capital framework, with one that, although still including provisions for adverse deviation, more accurately estimates the liability. This has resulted in a change of estimate and a reduction in the liability of £73 million.

The principal non-participating business in the Group's Asian operations, for which changes in estimates and assumptions are important from year to year, is the traditional whole life business written in Taiwan. The premiums for the in-force business for these contracts have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of 8 per cent to current levels of around 2 per cent. The current low bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash costs of funding in force negative spread in Taiwan is around £30 million a year.

The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned on, the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis the policy liabilities are calculated on sets of assumptions, which are locked in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.

The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and

Mr. Jim B. Rosenberg, p.13

rates assumed to be earned in the trending in period. The projections assume that rates of return for Taiwanese bond yields will trend from the current levels of some 2 per cent to 5.5 per cent by December 31, 2012.

The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests, and currently assumed rates of return, if interest rates were to remain at current levels in 2006 the premium reserve, net of deferred acquisition costs, would be broadly sufficient. If interest rates were to remain at current levels in 2007 then some level of write-off of deferred acquisition costs may be necessary. The amount of the charge, currently estimated at £50-70 million, is also sensitive to the previously mentioned variables.

The adequacy of the liability is also sensitive to the level of the projected long-term earned rate. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was reduced or increased, the carrying value of the liabilities would be affected.

In broad terms, if the assumed long-term rate were to fall by 0.25 per cent, from 5.5 per cent to 5.25 per cent, the impact on IFRS basis results of the reporting period would be a charge of some £120-130 million. If the rate were to further reduce, the incremental increase in liabilities would be of a similarly commensurate size. The effects of change in any one year reflect the combination of the short-term and long-term factors described above.

Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception are also written in the much smaller Korean life operations, though to a much less significant extent than in Taiwan. The business is much less sensitive to returns than in Taiwan as it has a higher proportion of linked and health business.

The other area of note in respect of guarantees is the Japan business. Lapse risk of this business is a feature in that policyholders could potentially surrender their policies on guaranteed terms if interest rates significantly increased, leaving the potential for losses if bond values had depreciated significantly. However, the business is matched to a relatively short realistic liability duration.

For the Korean and Japan life business exposures described above, the results are comparatively unaffected by changes of assumption.

Deferred acquisition costs

Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime as described in detail in note A4 to the financial statements, these costs, which vary with and are primarily related to the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed

Mr. Jim B. Rosenberg, p.14

impaired if the projected future margins differ from those anticipated, in which case an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

The deferral and amortization of acquisition costs is of most relevance to the Group’s results for shareholder-financed long-term business of JNL and Asian operations. The majority of the UK shareholder-backed operations is for individual and group annuity business where the incidence of acquisition costs is negligible.

JNL

For term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of the JNL companies, industry experience and future expectations. A detailed analysis of actual experience is measured by the internally developed mortality studies.

For variable annuity business, as described above, the key assumption is the expected long-term level of equity market returns, which for 2005 and 2004 was 8.4 per cent per annum determined using a mean reversion methodology.

In 2005, a write-down of £21 million to deferred acquisition costs for single premium deferred annuity partial withdrawal charges was incurred. This charge was partially offset by several smaller changes, relating to single premium whole life surrenders and annuity mortality and annuitization rates, resulting in a £19 million benefit on adjusting amortization of deferred acquisition costs.

The effects of reasonably likely changes in the key assumptions underlying the estimates that affect the amortization of deferred acquisition costs for JNL are not individually or collectively material.

Asian operations

The key shareholder-backed Asian operation is the Taiwan life business.

In 2005, the application of the liability adequacy testing for the Taiwan life business resulted in a write-off of deferred acquisition costs of £21 million. This reflected the comparison of the net amount for the present value of future payments for benefits and claims less present value of future premiums, determined using revised assumptions based on actual and anticipated experience, i.e., the best estimate amount, against the balance sheet liability for policy benefits less unamortized acquisition costs.

The sensitivity of the results for this operation, including the potential effect on write-offs of deferred acquisition costs, is significant and described above.

Mr. Jim B. Rosenberg, p.15

Pensions

The Group applies the requirements of IAS19, “Employee benefits”, to its defined benefit pension schemes. Due to the inclusion of actuarial gains and losses in the income statement rather than being recognized directly in equity, the results of the Group are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments and changes in mortality assumptions.

The economic participation in the deficits attaching to the main Prudential Staff Pension Scheme (“PSPS”) and the smaller Scottish Amicable Pensions Scheme (SAPS) are shared between the PAC with-profits sub-fund (“WPSF”) and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

In the case of PSPS, at December 31, 2004 the attribution between the WPSF and shareholders’ funds was in the ratio 80/20. In 2005, following extensive analysis, this ratio was revised to 70/30. This resulted in a charge to shareholder results of £63 million. In addition to this change the rate of ongoing contributions for ongoing future service of currently employed members was increased. This gave rise to a strengthening in actuarial provisions with a consequent charge of £20 million to shareholder results. Partially offsetting these charges was a credit of £35 million to shareholder results for a reduction in the level of future discretionary increases for pensions in payments to an assumed maximum of 2.5 per cent. Changes in assumption for these items are not expected to recur.

For SAPS the ratio for both 2005 and 2004 is estimated to be 50/50 between the WPSF and shareholders’ funds.

Deferred tax

Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgments made, and uncertainties considered, in arriving at deferred tax balances in the financial statements are discussed in note H4 to the financial statements.

Goodwill

Goodwill impairment testing requires the exercise of judgement by management as to prospective future cash flows.”

In addition to the above disclosure-format discussion, Prudential notes that it intends to disclose additional sensitivity analysis relating to the financial position of its defined benefit pension schemes in its 2006 Form 20-F filing.

Mr. Jim B. Rosenberg, p.16

Liquidity and Capital Resources

Contractual Obligations, page 146

2.

In footnote (c) to your contractual obligations table you indicate that you exclude policyholder liabilities and unallocated surplus of with-profits funds because of the uncertainty of the timing and amount of payments relating to these liabilities. In any regard, you present the estimated maturity profiles for your various obligations. We believe that your policy liabilities are contractual obligations that must be presented in the table. Although we acknowledge that the specific dates of payment may not be known, we believe reasonable estimates of the timing of payments can be made. Please provide us in a disclosure-type format a contractual obligation table that includes the estimated timing of cash payment of your policyholder liabilities. To the extent you feel it necessary to explain to a reader why these amounts do not agree to your balance sheet liabilities, for discounting or for any other reasons, you may include an explanation in an introductory paragraph or in a footnote to the table. Otherwise please explain to us why you cannot reasonably estimate the timing of these payments and how this inability to reasonably estimate the timing of payments affects your estimate of the liabilities recorded and the asset/liability management process.

Response

Prudential sets out below a disclosure-type format contractual obligations table for inclusion in its future Form 20-Fs that now includes the estimated amounts payable to policyholders, together with footnotes that explain the basis of preparation. Prudential proposes that this revised format be adopted for the 2006 Form 20-F onwards.

Mr. Jim B. Rosenberg, p.17

“Contractual Obligations

Contractual obligations with specified payment dates at December 31, 2005 were as follows:

	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	More than 5 years £m

Policyholder liabilities(a)	302,927	15,585	28,083	26,759	232,500
Long-term debt	11,521	2,479	1,913	1,835	5,294
Capital lease obligations	114	11	14	8	81
Operating lease obligations	451	61	111	75	204
Purchase obligations(b)	334	334	—	—	—
Obligations under funding, securities lending and sale and repurchase agreements	4,529	4,529	—	—	—
Other long-term liabilities reflected in balance sheet(c)	7,767	6,968	258	170	371
Total	327,643	29,967	30,379	28,847	238,450

Reconciliation to balance sheet:	£m	£m
Total contractual obligations per above		327,643
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet	170,342
Policyholder liabilities (undiscounted) per above	(302,927)	(132,585)
Other short-term/non-contractual obligations:

Current tax liabilities	962
Deferred tax liabilities	2,991
Accruals and deferred income	506
Other creditors (excluding capital and operating lease obligations and purchase obligations)	579
Other liabilities	1,769
Held for sale liabilities	146	6,953
Total liabilities per balance sheet		202,011

________________________

(a)           Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for the Group’s life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. At December 31, 2005, on the IFRS basis of reporting the unallocated surplus was £11,357 million. The unallocated surplus represents the excess of assets over liabilities, including policyholder “asset share” liabilities, which reflect the amount

Mr. Jim B. Rosenberg, p.18

payable under the realistic Peak 2 reporting regime of the UK Financial Services Authority. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.

(b)           Comprising unfunded commitments for investments in limited partnerships of £227 million, unfunded commitments related to mortgage loans of £104 million and future payments related to equity call options of £3 million.

(c)           Amounts due in less than one year include banking customer accounts of £5,830 million and amounts attributable to unit holders of consolidated unit trusts and similar funds of £965 million.”

Financial Information

Consolidated Income Statements, page F-3

3.

It appears that you present your income statement on a functional basis. Please provide to us in a disclosure-type format a proposed footnote disclosure indicating the nature of your expenses as required by paragraphs 93 and 94 of IAS 1 or tell us how your disclosure complies with this guidance.

Response

Prudential does present the income statement on a functional basis, and as a result discloses additional information in compliance with paragraphs 93 and 94 of IAS 1. When the functional basis is used, paragraphs 93 and 94 of IAS 1 require additional information on expenses including depreciation and amortization and employees benefits expense. This information is disclosed in note F3 footnote (ii) and note I1, respectively.

Consolidated Cash Flow Statements, page F-8

4.

Please explain to us why you begin your cash flow statements with profit before all taxes as opposed to profit before taxes attributable to shareholders. In your response, please explain how the presentation you chose is relevant to investors and how it presents fairly your cash flows to investors. Please reference the authoritative literature you relied upon to support your presentation.

Response

Prudential’s consolidated cash flow statements are presented using the indirect method. Accordingly, cash flows from operating activities begin with profit before taxation (as illustrated in IAS 7 “Cash Flow Statements” (IAS 7), Appendix A), and cash flows arising from taxes on income are disclosed separately pursuant to IAS 7, paragraph 35.

Paragraph 2 of IAS 12, “Income taxes” (IAS 12), states that income taxes include all domestic and foreign taxes that are based on taxable profits. Furthermore, IAS 12 paragraph 5 states that the taxable profit is the profit for a period, determined in accordance with the rules established by the taxation authorities, upon which income taxes are payable or recoverable. For with-profits funds, the taxable profit reflects the income of the fund on which the tax charge is partially attributable to policyholders (through the determination of

Mr. Jim B. Rosenberg, p.19

policyholder benefits), the unallocated surplus of the funds (which are accounted for as a liability as permitted by IFRS 4, “Insurance Contracts”) and shareholders.

Although there is no discussion in the IFRS literature of the complication of taxes that are borne by the company but which are attributable to the policyholders, the tax expense recorded in the income statement necessarily comprises taxes borne by the company that are attributable to both policyholders and shareholders as described above. The IFRS measure of pre-tax profits is therefore profit before all taxes, including those borne by the company which are attributable to the policyholders. It is this measure that must be used as the start point to the Group’s cash flows from operating activities.

Notes to Consolidated Financial Statement

Section A: Background and adoption of International Financial Reporting Standards (IFRS)

Note A4: Significant accounting policies

(b) Accounting policies applied

(i) Financial instruments (other than long-term business contracts classified as financial instruments under IFRS 4)

Derecognition of financial assets and liabilities, page F-22

5.

You disclose that you derecognize financial assets for which you maintain the right to receive the cash flows when you have no obligation to remit these cash flows to the transferee without material delay. Please explain to us how your accounting complies with paragraph 19(c) of IAS 39.

Response

Prudential believes that it is complying with IAS 39, paragraph 19(c). There is a typographical error in the bullet point the staff is referring to. Instead of “the Group has no obligation...”, the wording should have stated that “the Group has an obligation...”. Prudential proposes to correct this error in future filings given that no incorrect accounting treatment has occurred with respect to any potential derecognition issue.

(iii) Other assets, liabilities, income and expenditure

Basis of consolidation, page F-30

6.

You indicate that you may consolidate your investments in Open-ended Investment Companies and unit trusts where your ownership share falls marginally below 50 percent due to the fluctuating nature of the internal and external participation in these vehicles. Please explain to us how you control these entities in order to consolidate under paragraph 12 of lAS 27. Please reference the authoritative literature you relied upon to support your accounting.

Response

In determining its accounting policy for the consolidation of Open-Ended Investment Companies (OEIC’s) and Unit Trusts (UT’s), Prudential considered the rebuttable presumption of control under IAS 27, “Consolidated and Separate Financial Statements”

Mr. Jim B. Rosenberg, p.20

(IAS 27), paragraph 13. In instances of Prudential’s ownership falling below fifty percent, management’s assessment of control focuses on the guidance provided in IAS 27 paragraph 13 (points (a) to (d)).

In spite of Prudential’s ownership falling below fifty percent, management believes the funds in question continue to be subsidiaries of the parent under IAS 27 paragraph 12 if the following three key criteria are met:

i)	the funds are internally managed;
ii)	the decline in ownership is expected to be of a temporary nature; and
iii)	the percentage level of ownership is near 50 percent.

The OEIC’s and UT’s being referred to on page F-30 of Prudential’s Form 20-F are managed by related parties and advised by a subsidiary of the Group. The Group’s percentage ownership levels in the funds can fluctuate from day to day according to changes in third-party participation in the funds. In instances where the Group’s ownership declines marginally below 50 percent and, based on historical analysis and future expectations, the decline in ownership is expected to be temporary, Prudential continues to consolidate the entity in question.

The combination of the aforementioned criteria results in management’s belief that control is still evidenced as outlined in IAS 27, paragraph 13 (b) and (c).

Key to the assessment of continued control in these circumstances is that the funds are managed by fund management subsidiaries of the Group. Prudential proposes that it clarify this fact in its Accounting Policies section of future Form 20-F filings.

Share-based payments, page F-32

7.

Please explain to us why your additional modeling to assess market-based performance conditions effectively estimates the number of shares expected to vest. In your response, please explain how your policy complies with paragraph 21 of IFRS 2 that requires market conditions to be taken into consideration in determining the fair value of the awards granted.

Response

Prudential has one share-based payment scheme whereby the granting of shares is conditional upon certain market-based performance conditions being met. This scheme is the Group’s Restricted Share Plan (RSP), a long-term incentive plan for executive directors and other senior executives, designed to provide rewards linked to the returns to shareholders. This is a nil cost option plan which vests subject to the achievement of a market based performance condition (related to the Company’s Total Shareholder Return (TSR) growth relative to a comparator group) measured over a period of three years.

Mr. Jim B. Rosenberg, p.21

Under IFRS 2, in accordance with paragraph 21, the impact of the market performance condition is taken into account in the fair value calculation at grant date, and thus the charge is not then subsequently impacted by the actual outcome of the performance condition. To accurately value the performance condition Prudential employs the Monte Carlo model as opposed to the Black-Scholes model used to model the Group’s other schemes.

The Monte Carlo valuation model is a random simulation model projecting thousands of future possible outcomes, which are then evaluated and averaged to obtain a fair value for an option. To adequately determine the impact of the TSR performance conditions on the likelihood of vesting, Prudential includes the volatility and correlation of the comparator group with the Prudential Group as parameters within the model. Assumptions are then made under these parameters based upon the TSR of the comparators over a period up to the grant date equal to the performance period.

The above treatment is distinct from the treatment of non-market vesting conditions. In accordance with IFRS 2, paragraph 19, non-market vesting conditions are accounted for by adjusting the number of shares expected to vest, and hence the charge is impacted by the actual performance of the vesting condition.

Prudential suggests that the words “which effectively estimates the number of shares expected to vest” included within its accounting policy with respect to Share-based payments be removed from future filings.

Share-based payments, page F-32

8.

You disclose that the cost of acquiring your shares held by trusts established to facilitate the delivery of your shares under employee incentive and savings plans is reflected as treasury shares on your balance sheet. Please explain to us whether you consolidate these trusts under IAS 27 and SIC-12. On page F-50, you indicate that the shares held in employee share trusts are excluded from your earnings per share computation. Please explain to us whether these trusts continue to hold shares acquired by employees, and if so, how you account for these issued shares. Please explain to us whether you consolidate these trusts for US GAAP purposes and how you treat the shares held by the trusts for US GAAP earnings per share purposes. Please reference the authoritative literature you relied upon to support your IFRS and US GAAP accounting.

Response

Prudential holds a number of trusts for the purposes of facilitating the delivery of shares to employees under incentive plans and share option schemes. These trusts are reliant upon the Group gifting cash in order to buy new shares from the open market. These shares are typically held by the trusts over the option period. The vesting of options is dependent upon certain conditions being met at the end of the option period. Conditions vary from scheme to scheme but range from service-related conditions to performance-related conditions. Assuming the options vest, then upon exercise, depending upon whether options are nil cost options or not, the trusts receive cash in exchange for shares held. This cash is either remitted to the parent company or held by the trusts in anticipation of future share purchases. Other

Mr. Jim B. Rosenberg, p.22

than three newly created trusts with immaterial balances, none of the trusts continue to hold shares once employees have acquired them. Prudential will re-assess the accounting treatment for these three newly created trusts if and when they become material.

The trustees of these trusts are comprised of a sub-committee of members of the Board. At any one time all of the assets of the trusts are controlled by Prudential. Prudential has control of the trust’s shareholding and the benefits and risks until the shares unconditionally vest to employees. Accordingly, these trusts are consolidated by Prudential under IAS 27, paragraph 13, and SIC 12, paragraph 10. Prudential has the power to govern the financial and operating policies of the trusts; remove the governing body; cast the majority of votes at meeting of the governing body; and, it has the rights to the risks and rewards associated with the operation of the trusts.

Prudential also consolidates these trusts for US GAAP purposes as disclosed on page F-215 of Prudential’s 2005 Form 20-F. In doing so Prudential has relied upon the literature in ARB 51, “Consolidated Financial Statements”, latterly interpreted by FIN 46R, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51”, and Regulation S-X (1-02(g) and (x) and 3A-02(a)).

In accordance with FAS 128, “Earnings Per Share”, paragraph 10, shares held by these trusts are excluded from the calculation of the basic earnings per share (EPS). This is because the shares only become unequivocally issuable contingent upon certain conditions being met at the end of the offering period. In contrast to the basic EPS calculation, the diluted EPS calculation includes stock held by these trusts. For these purposes this stock is deemed to be potential common shares pursuant to FAS 128, paragraph 20.

Section D: Life assurance business

Note D1: Group overview

(a) Products and classification for IFRS reporting

(i) Certain UK unit-linked savings and similar contracts

Deferred income reserves, page F-60

9.

You disclose that you recognize the investment management fees in line with the service provision. Please explain to us whether you recognize this revenue on a straight-line basis over the investment period. Otherwise, please explain to us how you recognize this revenue and reference the authoritative literature you relied upon to support your accounting.

Response

Prudential confirms that investment management fees are recognized for UK unit-linked savings and similar contracts classified as investment products under IFRS on a straight-line basis over the investment period. Prudential proposes that it clarify this fact in its future Form 20-F filings.

Mr. Jim B. Rosenberg, p.23

 (e) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect, page F-64

10.

Please provide to us in a disclosure-type format the information about credit risk, liquidity risk and market risk for your insurance liabilities as required by paragraph 39(d) of IFRS 4. Otherwise, please tell us where you have disclosed this information or why it is not required; referencing the authoritative literature you rely upon to support your position.

Response

Paragraph 39(d) of IFRS 4 as applied to the 2005 financial statements required “the information about interest rate risk and credit risk that IAS 32 would require if the insurance contracts were within the scope of IAS 32”. Prudential notes that the reference in the question to “credit risk, liquidity risk, and market risk” reflects the requirements of IFRS 4 as amended for the consequential changes arising from the issuance of IFRS 7. The requirements of the amended IFRS 4 and IFRS 7 were not mandatory for the 2005 financial statements and therefore not applied. Prudential will apply the requirements of IFRS 7, in accordance with the standard, for the 2007 results.

Prudential notes that the authoritative literature to support this position is not easy to find in currently available versions of IFRS requirements. For convenience shown below are the provisions of Appendix C to IFRS 7, which illustrates the changes to the sections of IFRS 4 that arise when IFRS 7 is applied insofar as they relate to this comment.

“IFRS 7 - Appendix C

Amendments to other IFRSs

The amendments in this appendix shall be applied for annual periods beginning on or after 1 January 2007. Amendments to the Basis for Conclusions and Guidance on Implementing other IFRSs are in the Appendices to the Basis for Conclusions on IFRS 7 and the Guidance on Implementing IFRS 7 respectively. If an entity applies the IFRS for an earlier period, these amendments shall be applied for that earlier period. In the amended paragraphs, new text is underlined and deleted text is struck through.

C10	IFRS 4 Insurance Contracts is amended as described below.

After paragraph 37, the heading and paragraphs 38 and 39 are amended and paragraph 39A is added as follows:

~~Amount, timing and uncertainty of cash flows~~ Nature and extent of risks arising from insurance contracts

38     An insurer shall disclose information that ~~helps~~ enables users of its financial statements to ~~understand~~ evaluate the ~~amount, timing and uncertainty of future cash flows~~ nature and extent of risks arising from insurance contracts.

39	To comply with paragraph 38, an insurer shall disclose:

(d)          ~~the~~ information about ~~interest rate risk and~~ credit risk, liquidity risk and market risk that ~~IAS 32~~ paragraphs 31–42 of IFRS 7 would require if the insurance contracts were within the scope of ~~IAS 32~~ IFRS 7. However:

Mr. Jim B. Rosenberg, p.24

(i)   an insurer need not provide the maturity analysis required by paragraph 39(a) of IFRS 7 if it discloses information about the estimated timing of the net cash outflows resulting from recognized insurance liabilities instead. This may take the form of an analysis, by estimated timing, of the amounts recognized in the balance sheet.

(ii)   if an insurer uses an alternative method to manage sensitivity to market conditions, such as an embedded value analysis, it may use that sensitivity analysis to meet the requirement in paragraph 40(a) of IFRS 7. Such an insurer shall also provide the disclosures required by paragraph 41 of IFRS 7.”

As regards interest rate risk IAS 32 required that “for each class of financial assets and financial liabilities, an entity shall disclose information about its exposure to interest rate risk, including:

(a) Contractual repricing or maturity dates, whichever dates are earlier; and

(b) Effective interest rates, when applicable.”

Notes D1(f), D2 (i), D3 (i) and D4 (i) of the financial statements provide information on the duration of liabilities so as to meet the requirements on expected maturity dates. Due to the nature of the contracts no disclosure is necessary for the requirement for contractual repricing dates and effective interest rates.

As regards credit risk, IAS 32 required that “for each class of financial assets and other credit exposures, an entity shall disclose information about its exposure to credit risk, including:

(a)

the amount that best represents its maximum credit risk exposure at the balance sheet date, without taking account of the fair value of any collateral, in the event of other parties failing to perform their obligations under financial instruments; and

(b)significant concentrations of credit risk.”

The credit risk exposure in respect of ceded business, which is the only credit risk exposure in respect of insurance contracts, is discussed in Note D1(b)(ii) to the financial statements.

Note D4: Asian operations

(g) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect

(ii) Other sensitivities

Other non-participating business, page F-94

11.

You disclose that you follow US GAAP for your Taiwanese insurance operations and that the current cash costs of funding in-force negative spread associated with your traditional whole life policies written in Taiwan is approximately £30 million per year. You also disclose that you anticipate the rates earned on underlying investments will improve in the future and the anticipated impact if they do not. Please clarify for us whether you have recorded a premium

Mr. Jim B. Rosenberg, p.25

deficiency under paragraphs 35-37 of SFAS 60, and if so, whether you have unlocked your original assumptions as required by paragraph 21 of SFAS 60. Otherwise, please explain to us why a premium deficiency has not been incurred and is not warranted.

Response

As a result of applying liability adequacy testing to the Taiwan life business, £21 million of deferred acquisition costs (DAC) were written off in 2005, as disclosed on pages 101 and F-93 of Prudential’s 2005 Form 20-F. This write-off resulted from a premium deficiency as defined under paragraphs 35-37 of SFAS 60, “Accounting and Reporting by Insurance Enterprises” (FAS 60), and a resulting unlocking of actuarial assumptions in accordance with paragraph 21 of FAS 60.

Under the standard liability adequacy testing required by FAS 60 the net amount for the present value of future payments for benefits and claims less present value of future premiums, determined using revised assumptions based on actual and anticipated experience, i.e., the best estimate amount, has been compared against the balance sheet liability for policy benefits less unamortized acquisition costs. This resulted in a premium deficiency that was required to be recognized by a charge to the income statement. This charge has been made by a partial write-off of deferred acquisition costs of £21 million.

Section F: Income statement notes

Note F5: Tax

(a) Total tax expense by nature of expense, page F-121

12.	Please explain to us the nature of the issues you settled with HM Revenue and Customs that resulted in your reversal of prior tax reserves.

Response

The settlements reached with HM Revenue and Customs (“HMRC”) during 2005 related to a range of issues affecting both shareholder and policyholder taxes. Many of the issues had been in dispute for several years. The principal issues resolved were as follows.

Firstly, HMRC had disputed the deductibility of commissions paid on credit life (protection) insurance. Prudential's treatment of the commissions was consistent with industry practice. At the start of 2005 it looked likely that the dispute would only be settled through litigation. However it proved possible to negotiate a settlement acceptable to both parties.

Secondly, in 2000 Prudential transferred the insurance business previously carried on by two M&G subsidiaries into another subsidiary, Scottish Amicable Life (“SAL”). In 2002, Prudential transferred the entire business of SAL (including the old M&G business) into Prudential Assurance Company Limited. Both of these transactions were conducted under a statutory framework, which included obtaining High Court approval. The transactions were complex, leading to a difference in views between HMRC and Prudential as to the correct tax treatment of the transactions. These differences were resolved through a negotiated settlement.

Mr. Jim B. Rosenberg, p.26

(b) Reconciliation of effective tax rate

(i) Summary of pre-tax profit and tax charge, page F-122

13.

Please explain to us how your accounting for policyholder income taxes complies with IFRS. Please reference the authoritative literature you relied upon to support your accounting. In this regard, at a minimum, please ensure you address the following issues in your response:

a.

Please explain why the transfers you record to and from unallocated surplus charged or credited to pre-tax results are determined on a post-tax basis. Please clarify whether you record both the income statement charge/credit and the balance sheet impact on a post-tax basis.

b.	Please explain whether the tax expense attributable to policyholders is included solely in your current tax expense or whether all or a portion is included in deferred tax expense.

c.

Please explain why the reflection of an effective 100% income tax rate on profit attributable to policyholders is a fair presentation of your taxable income and tax expense. Please explain to us the business incentives to participate in a business activity that is taxed at 100%.

Response

The requested explanation of how Prudential's accounting for policyholder income taxes complies with IFRS together with the supporting references to authoritative literature is included within the responses shown below on issues a, b and c. Prudential notes two general points:

(i) that within the confines of IFRS requirements, which do not contemplate the particular circumstances that apply to the accounting for taxes borne by, and unallocated surplus of, with-profits funds, the treatment applied by the Company is the best available; and

(ii) the nature of with-profits business in the UK, related fund structure, and basis of determining policyholder benefits differs fundamentally from “with-profits” business sold in the United States. Details of UK with-profits products are described on page 33 of the 2005 Form 20-F filing.

Prudential's response to issues a, b and c are as follows:

a.	Accounting for unallocated surplus

(i)     In respect of why transfers charged or credited to pre-tax results are determined on a post-tax basis

The transfer to or from unallocated surplus reflects the difference between the income and expenditure of the with-profits funds for the year and the shareholders' 10 per cent share of the actuarially determined surplus for distribution for the year. The income and expenditure

Mr. Jim B. Rosenberg, p.27

includes premium income, investment return, claims, policyholder benefits, expenses, tax charges (both policyholder and shareholder), and the 90 per cent policyholders' share of the actuarially determined surplus for distribution for the year.

The actuarially determined surplus for distribution for the year is a post-tax amount. Unless paid in the year as policyholder benefits on death, maturity or surrender, the 90 per cent share that is attributable to policyholders is included within the with-profits benefit reserve that forms part of the aggregate Peak 2 basis realistic policyholder liability. The basis of determining with-profits liabilities is explained on page F-72 of the 2005 Form 20-F filing.

The transfer to and from unallocated surplus is recorded on a post-tax basis, that is to say that the required transfer takes account of the policyholder and shareholder tax borne by the fund in the year. The alternative to this approach would be to record the transfer on a basis grossed up for policyholder tax. The effect of this treatment would however be that the tax grossing up would be reflected in the income statement charge as a notional item of tax expense or credit. This would have the effect of offsetting the policyholder tax charge or credit for the year so that the net of the total tax charge for the year and the notional item would equal the shareholder tax charge. However, in so doing:

•	the revenue would include a notional item (the tax gross up) in the charge for the transfer to unallocated surplus;
•	the result for profit before taxes would effectively be determined after the deduction of policyholder taxes; and
•	the tax charge would not be reflective of the total taxes borne by the company.

The following example, using illustrative numbers that are unconnected to the 2005 and 2004 results included in our financial statements, demonstrates these points:

With-profit fund income statement		Basis applied		Alternative basis

Income less expenditure other than for items shown below		4,970		4,970
Policyholder bonuses for the year (90% share of actuarially determined surplus for the year)		(630)		(630)
Transfer to unallocated surplus		(4,070)		(4,240)	grossed up
Profit before tax		270		100
Tax
Policyholders	(170)		(170)
Notional tax adjustment			170
Shareholders	(30)		(30)
Total		(200)		(30)
Profit after tax (10% share of actuarially determined surplus for the year)		70		70

Mr. Jim B. Rosenberg, p.28

Prudential considers that the alternative presentation has considerable merit. However, it is not available under IFRS requirements. In particular the following requirements apply.

•	Paragraph 81 (d) of IAS 1 (Presentation of financial statements) requires that the face of the income statement shall include the tax expense.

•

Paragraph 2 of IAS12 (Income taxes) states that income taxes include all domestic and foreign taxes which are based on taxable profits. Paragraph 5 states that the taxable profit is the profit for a period, determined in accordance with the rules established by the taxation authorities, upon which income taxes are payable or recoverable. For with-profits funds the taxable profit reflects the income of the fund and on which the tax charge is partially attributable to policyholders (through the determination of policyholder benefits), the unallocated surplus of the funds (which are accounted for as a liability as permitted by IFRS 4) and shareholders.

•

There is no allowance or guidance in the IFRS literature for the complication of the UK system of taxation for life assurance companies, which effectively seeks to tax both the shareholder and policyholder interests in the with-profits fund via a single corporation tax charge levied on the company itself. It therefore follows that the tax expense recorded in the income statement necessarily comprises taxes borne by the company that are attributable to both policyholders and shareholders. The IFRS measure of pre-tax profits is therefore profit before all taxes including that element which is intended to represent tax on policyholder interests. It is to be noted that the policyholder tax is not the same as or analogous to withholding tax; rather it is represents the tax on the earnings of the fund that are attributable to policyholders.

Prudential has sought to provide useful supplementary information to investors within its financial statements that demonstrates the results before shareholder tax. This has been done by inclusion of additional lines in the income statement and explanation in the notes to the financial statements in notes B1 and F5.

(ii)	In respect of whether the balance sheet amount for unallocated surplus is determined net of tax

The balance sheet amount for unallocated surplus is determined net of tax. The unallocated surplus of the with-profits fund reflects the difference between the assets and liabilities of the fund including current and deferred tax balances. In effect the unallocated surplus represents the equity in the fund. However, IFRS 4 permits unallocated surplus to be accounted for as a liability until the IASB's proposals for a phase 2 replacement accounting standard on insurance contracts are developed and become effective.

b)	Whether the tax expense attributable to policyholders is included solely in the Group’s current tax expense or whether all or a portion is included in deferred tax expense.

The tax expense attributable to policyholders is a combination of current and deferred tax charges. Prudential notes that the table of total expense recognized in the income statement by

Mr. Jim B. Rosenberg, p.29

nature of expense and benefit shown on page F-121, including the distinction between current and deferred tax, does not make clear that the charge covers policyholder and shareholder taxes. Prudential proposes that in future filings:

(i) This point will be made clear together with a footnote that shows the analysis of the total tax expense between policyholders and shareholders (as shown at the foot of page F-122), and

(ii) Disclosure of the nature of the element of the charge that relates to policyholders will be made. The disclosure Prudential currently proposes for use in future filings is:

“The tax expense attributable to policyholders is a combination of current and deferred tax charges and reflects the nature of the income and expenditure of the with-profits and unit linked funds. The current tax charge element reflects the element of the tax charge for the funds, determined on the I – E basis (as described in note (b) below) (page F-123 in the 2005 20-F) that is attributable to policyholders. For policyholder deferred tax, normally the most significant element reflects the movements on unrealized appreciation on investments. These investments are accounted for under IAS 39 at fair value through profit or loss basis with corresponding deferred tax charges or credits.”

This proposed disclosure would need to be updated to reflect changes in circumstances.

c)

Why the reflection of an effective 100% income tax rate on profits attributable to policyholders is a fair presentation of the Group’s taxable income and tax expense and the business incentives to participate in a business activity that is taxed at 100%.

Due to the constraints imposed by IAS1 and IAS12, as explained in point (a) (i) above, the profit before tax and tax charge reflect the aggregate of amounts that are attributable to shareholders and policyholders. Furthermore, the basis of preparation of Prudential's financial statements incorporates the added complication that, as permitted under IFRS 4, the residual equity of the Group's with-profits funds, i.e., unallocated surplus, is recorded as a liability with transfers to and from that liability reflected in pre-tax profits. The reasons for this treatment are explained in our response to point a) as shown above.

In meeting the reconciliation requirements set out in paragraph 81(c) of IAS 12, Prudential's objective was to ensure that the explanation of the relationship between tax expense and accounting profit drew properly the distinction between the elements of the profit and tax charge that are attributable to shareholders and policyholders. The shareholder elements are the components of the profit and tax charge that are of most direct relevance to investors and it is clearly this aspect that the IAS 12 requirement is seeking to explain for the vast majority of companies that do not have the complication of accounting for with-profits funds which is not contemplated by IFRS literature.

As noted above, it is considered necessary to include the total tax charge of the Company (both policyholder and shareholder elements) in the tax charge disclosed in the income statement. However, in respect of policyholder interest in the Company’s results, the post-tax profit attributable to the policyholders is nil since all policyholder interests in the fund are

Mr. Jim B. Rosenberg, p.30

either recorded as policy benefits or unallocated surplus. It therefore follows that the “pre-tax profit attributable to policyholders” will equal the policyholder tax charge.

The footnotes to the table on page F-123 seek to explain both the basis of taxation in the life fund, which is fundamentally unrelated to accounting profits, and the accounting anomaly caused by the application of IFRS and the liability treatment of unallocated surplus. Prudential acknowledges that the presentation of the reconciliation in its current format may give the impression that the 100 per cent rate reflects a rate paid on the profits attributable to policyholders whereas the rate reflects the peculiarities of the basis of determining results for the PAC with-profits fund. Prudential will clarify this position in its future filings.

Section G: Financial assets and liabilities

Note G2: Market risk, page F-131

14.

We acknowledge your credit risk disclosures for financial instruments held by Egg plc beginning on page F-110 and for those held by Jackson National Life Insurance Company beginning on page F-83. Please provide to us in a disclosure-type format the credit risk disclosures required by paragraphs 36 to 38 of IFRS 7 for your other operations. Otherwise, please tell us where you have disclosed this information or why it is not required; referencing the authoritative literature you rely upon to support your position.

Response

IFRS 7 was introduced to enhance and simplify the disclosures relating to financial instruments, superseding IAS 30 and the disclosure requirements of IAS 32, and is effective for periods beginning on or after January 1, 2007. Early adoption is possible but if this option is not taken then reporting is required in accordance with IAS 30 and IAS 32 requirements prior to the revision made to these standards as part of the introduction of IFRS 7.

Prudential did not take up the option to adopt IFRS 7 early and as a result Prudential has disclosed information about its exposure to credit risk in accordance with paragraph 76 of IAS 32. As disclosed on page F-56, Prudential’s significant concentrations of credit risk lie within Jackson National Life and Egg.

Section G: Financial assets and liabilities

Note G2: Market risk, page F-131

15.

Please explain to us why you appear to include the market risk sensitivity information required to be presented in the financial statements by paragraph 40 of IFRS 7 only in Item 11, Quantitative and Qualitative Disclosures about Market Risk, beginning on page 197.

Response

As detailed above, IFRS 7 is a requirement for periods beginning on or after January 1, 2007. Prudential has chosen not to early adopt this standard. Instead, Prudential has provided market risk disclosures required by IAS 32 in note G2 on pages F-131 to F-134. Market risk sensitivity is not an IAS 32 disclosure requirement.

Mr. Jim B. Rosenberg, p.31

Note G5: Impairment of financial assets, page F-138

16.

As your impairment losses are material to your profit before tax, please provide to us in a disclosure-type format revised disclosure that indicates separately the impairment losses for each class of financial asset as required by paragraph 20(e) of IFRS 7. In addition, please provide in a disclosure-type format revised operating results discussions of Item 5 that explain the nature and cause for these impairment losses. Otherwise, please tell us where you have disclosed this information.

Response

As detailed above, IFRS 7 is a requirement for periods beginning on or after January 1, 2007, with Prudential choosing not to adopt early. As a result Prudential disclosed information on impairments relating to financial assets in accordance with paragraph 94(i) of IAS 32, with details provided in notes G5 and E5.

The impairment losses recognized by Prudential during the year ended December 31, 2005 were mainly for loans and advances to customers in Egg banking operations and available-for-sale securities held by Jackson National Life, with the nature and cause for these losses discussed on pages 125 and 139 respectively.

Section H: Other information on balance sheet items

Note H8: Investments in participating interests

Investments in associates, page F-151

17.

You disclose that you carry investments in OEICs, unit trusts, funds holding collateralized debt obligations, property unit trusts, and venture capital investments of the PAC with-profits funds where you have significant influence at fair value through profit and loss in accordance with IAS 28 and IAS 39. Please provide us your analysis supporting your classification and ensure you reference the specific provisions of the indicated IFRS guidance.

Response

Where Prudential has significant influence in OEICs, unit trusts, funds holding collateralized debt obligations, property unit trusts and venture capital investments, Prudential applies the scope exemption set out in IAS 28, “Investments in Associates” (IAS 28), paragraph 1. As a result, Prudential has designated these investments as fair value through profit and loss on initial recognition under IAS 39, “Financial Instruments: Recognition and Measurement” (IAS 39). In accordance with paragraph 9 of IAS 39, all of these investments have an active market price or can be reasonably reliably measured using well-established valuation techniques.

The scope exemption referred to applies explicitly to venture capital organizations and mutual funds, unit trusts and similar entities including investment-linked insurance funds. The majority of these investments is held by Prudential’s unit-linked funds, which are investment-linked insurance funds. The remainder of these investments is held by the UK Life Fund,

Mr. Jim B. Rosenberg, p.32

which is analogous to the investment-linked insurance fund and therefore has been treated as a “similar entity” in applying this scope exemption.

Note H14: Provisions and contingencies

Pension mis-selling review, page F-163

18.

You disclose that you reduced your accrual for this contingency during 2005 to remove a provision for adverse deviation to comply with FRS 27. As FRS 27 appears to be guidance under UK GAAP please explain to us how your accounting in both 2004 and 2005 represents your best estimate of the expenditure required to settle the present obligation at the balance sheet date as required by paragraphs 36 - 50 of IAS 37.

Response

The liability accounting for the contracts which are the subject of the mis-selling provision is reflected in two elements, namely the core policyholder liability determined on the basis applied for other contract liabilities and the mis-selling provision. The overall liability for these contracts remains appropriate in the context of the insurance contract accounting that determines the calculation of both elements. However, the constituent elements are reallocated and remeasured for the years ended December 31, 2004 to 2005 for the changes arising from the application of the realistic Peak 2 basis of liabilities for the core policyholder liability. The Peak 2 basis is described in detail on page F-72 of the 2005 Form 20-F filing.

Prudential notes that the SEC comment as to whether the amounts reflect the best estimate of the obligation is phrased in terms of the requirements of IAS 37. Paragraph 5(e) of IAS 37 states that the standard does not apply to insurance contracts. In both 2005 and 2004 the pension mis-selling provision has been accounted for as a sub-set of the liability in respect of insurance contracts. For 2005 the pension mis-selling provision discussed on page F-163 is measured in accordance with IFRS 4 for insurance contracts, as described below. For 2004 the provision was calculated in accordance with previous GAAP as applied to insurance contracts.

The provision for pension mis-selling of £331 million at December 31, 2005 is included within the total of £120,436 million for insurance contracts shown in the balance sheet on page F-7. For 2004 the liability of £487 million is included in the total for technical provisions in respect of non-linked business of £104,996 million.

The description on page F-163 in respect of the effect of adopting FRS 27 is substantively correct but note H14 does not fully explain how FRS 27, a UK standard, is applicable in the context of IFRS financial statements. The relevance of FRS 27 is explained in note A4 on page F-18 and note A6 on page F-44. The effect on the measurement of core policyholder liabilities for contracts of UK regulated with-profits funds for the change to indirectly adopt FRS 27 as a policy improvement from previous GAAP on the adoption of IFRS 4 as at January 1, 2005 is described in note D2(d)(ii) on pages F-71 to F-73. On the adoption of this policy improvement the basis of measurement of such liabilities changed from what is now termed the Peak 1 basis under the new regulatory regime of the UK Financial Services Authority to the realistic Peak 2 basis.

Mr. Jim B. Rosenberg, p.33

The measurement of the core policyholder benefit provision for UK insurance contracts and the additional provision for pension mis-selling on the 2005 and 2004 basis are intertwined. In calculating the additional provision the basis of calculating the core policyholder benefit provision is taken into account. The amount of that additional provision was reduced in 2005 for the two factors noted on page F-164.

Prudential proposes to explain more fully in subsequent Form 20-Fs the fact that the mis-selling provision is an insurance liability accounted for under IFRS 4 and the linkage between the calculation of the provision and core policyholder liabilities.

Section I: Other Notes

Note I: Subsidiary undertakings

(iii) Acquisition of subsidiaries, page F-191

19.

You disclose that you did not allocate any of the purchase prices of your 2004 and 2005 acquisitions to intangible assets other than goodwill because the fair value of these other intangible assets could not be reliably measured. It is unclear from your reconciliation disclosures on pages F-202 and F-203 whether you have identified and allocated purchase price to separate intangible assets under US GAAP. Please provide us in a disclosure-type format revised US GAAP reconciliation disclosures that clearly explain your US GAAP purchase price allocations. If true, please explain to us why you do not identify and value other intangible assets for US GAAP purposes as required by paragraphs 37e and 39 of SFAS 141 and reference for us the authoritative literature you relied upon to support your position.

Response

The US GAAP purchase price allocations for the 2005 and 2004 acquisitions as recorded for the purposes of preparing Prudential’s US GAAP information in the 2005 Form 20-F filing are the same as the IFRS purchase price allocations as disclosed on pages F-192 to F-196.

Except for £1 million in respect of the Life of Georgia acquisition, no intangible assets other than goodwill for acquired subsidiaries on either the IFRS or US GAAP bases have been identified. The subsidiaries as to which other intangible assets were not identified are the acquired venture investment subsidiaries of the PAC with-profits fund. The IFRS and US GAAP bases of accounting for the PAC with-profits fund are of particular relevance in assessing the materiality of this issue. Further details on the basis of accounting are shown on page F-27 for IFRS and pages F-211-212 for US GAAP of the 2005 Form 20-F filing.

Prudential has re-evaluated the nature of the acquired assets and liabilities of these companies and has determined that some intangible assets did exist on acquisition, which fall within the scope of IAS 38, “Intangible Assets”, for IFRS basis reporting and SFAS 141 under US GAAP.

Mr. Jim B. Rosenberg, p.34

Prudential believes that the effect on its financial statements of not identifying other intangible assets is immaterial. The reason for this view is demonstrated by the following considerations.

A.	Impact on IFRS financial statements

(i)

Amortization of allocated intangible assets, if identified, would have been absorbed by the unallocated surplus of the PAC with-profits fund. The unallocated surplus of the fund is accounted for as a liability under IFRS. Accordingly, there would have been no effects on profit before tax or after shareholder tax or on shareholders’ equity on the IFRS basis for 2005 or 2004.

(ii)

In the balance sheet at December 31, 2005 and 2004, the amounts that have been incorrectly included in the balances for goodwill attributable to the PAC with-profits fund are £188 million and £162 million respectively. These amounts relate to acquisitions of such investment subsidiaries with an agreement date after January 1, 2004, the transition date to IFRS at which IAS 38 also became applicable. If adjusted, the adjusting entries would be reflected in the balance sheet items as shown below.

	2005	2004
	(In £ millions)

Goodwill	(188)	(162)
Other intangible assets	260	236
Total	72	74
Other assets	(13)	(17)
Deferred tax liabilities	(81)	(67)
Unallocated surplus	22	10

Shareholders’ equity	0	0

These adjustments are in the context of total assets of £207,377 million and £180,006 million at December 31, 2005 and 2004, respectively. Furthermore, such adjustments are in the context of the PAC with-profits fund balance sheet in which, on the IFRS basis, shareholders have no accounting interest.

(iii)

Prudential acknowledges that the disclosure notes H1, H2 and I6 did not include the appropriate allocation between goodwill and other intangible assets, and the details of deferred tax liabilities in the financial statements did not reflect the adjustments that arise from the valuation of other intangible assets. However, in Prudential’s view, given that the subsidiaries are entirely of an investment nature, are generally held for the short-term (generally less than 5 years), are not part of the operations of the business, the deferred tax amounts relate to policyholders, and that the adjustments if made would have no effect on IFRS profit attributable to shareholders, the misallocation is immaterial and not misleading to users of the financial statements.

Mr. Jim B. Rosenberg, p.35

B.	Impact on US GAAP results

(i)

The US GAAP basis unallocated surplus of the PAC with-profits fund is accounted for by reference to the basis of distribution of actuarially determined surplus for distribution. Accordingly, 90 per cent of the surplus is accounted for as a liability for undistributed policyholder allocation and 10 per cent to shareholders. Under this treatment, had part of the purchase price been allocated to acquired intangible assets, despite the associated amortization, the adjustments to shareholders’ net income and equity would have been immaterial. To illustrate, the impact on the published 2005 and 2004 net income from continuing operations of £1,206 million and £697 million, respectively would have been a reduction of just £1 million in each year. For shareholders’ equity, the impact against the published balances of £7,193 million and £5,927 million would have been reductions of £2 million and £1 million, respectively.

(ii)	If the adjusting entries were to be recorded in the balance sheet at December 31, 2005 and 2004, they would be reflected in the balance sheet items as shown below.
	2005	2004
	(In £ millions)

Intangible assets	74	82
Other assets	(13)	(17)
Deferred tax liabilities	(84)	(79)
Undistributed policyholder allocation	21	13

Shareholders’ equity	(2)	(1)

These adjustments are in the context of total assets of £200,894 million and £174,058 million at December 31, 2005 and 2004, respectively. Furthermore, the reallocations are in the context of the PAC with-profits fund balance sheet in which, on the US GAAP basis, shareholders have only a 10 per cent interest.

(iii) Prudential acknowledges that the disclosure notes for goodwill and other intangible assets in note K did not include the appropriate allocation between goodwill and other intangible assets. The adjustment in the allocation of goodwill and other intangible assets would have been as follows:

	2005	2004
	(In £ millions)

Intangible assets
Goodwill	(194)	(191)
Other intangible assets	268	273
Total	74	82

However, in the context of the fact that the subsidiaries are entirely of an investment nature, are generally held for the short-term, are not part of the operations of the business, and only 10 per cent of the deferred tax adjustments and amortization effects that result from applying SFAS 141 are attributable to shareholders, the misallocation is in Prudential’s view immaterial and not misleading to users of the financial statements. The

Mr. Jim B. Rosenberg, p.36

10 per cent effect of amortization effect can be illustrated by considering the additional expense that would be reported on page F-236. The additional charge would be offset automatically (due to the basis of allocation of the unallocated surplus of with-profits business) by a credit to the income statement for altered transfer from or to the undistributed policyholder allocation. These amounts are shown below.

	Adjustment to amortization	Absorbed by undistributed policyholder allocation	Absorbed by shareholder results (before tax)
	(In £ millions)
2006	(31)	28	(3)
2007	(32)	29	(3)
2008	(32)	29	(3)
2009	(30)	27	(3)
2010	(16)	14	(2)

C.	Conclusion

In summary, Prudential believes that, bearing in mind the nature of the investee companies and accounting impact described above, the effects on its financial statements of not allocating other intangible assets for these companies is immaterial and not misleading to investors. However, even though immaterial, Prudential agreees to incorporate adjusting entries in its forthcoming 6-K submission that will include its US GAAP-reconciled results to June 30, 2006, with an explanation of the nature of the adjustments.

Section J: Summary of Material Differences between IFRS and US Generally Accepted Accounting Principles

Reconciliation to US GAAP, page F-200

20.

The explanation of each of your combined adjustments presented after the tables on pages F-200 and F-201 do not appear to present separately the impact of each of your identified adjustments as required by Item 17(c)(2)(i) of Form 20-F. Although you separately identify the balance sheet or income statement line items being adjusted, we are unable to readily determine the impact of each of the adjustments you identify in each grouping. Please provide us in a disclosure-type format a revised Note J that clearly quantifies each individual adjustment you identify.

Response

Prudential believes that it has complied with Item 17(c)(2)(i) requiring each material variation to be “described and quantified as a separate reconciling item”. Whilst management believes that “each material variation” is open to interpretation, management believes that its presentation and discussion of material variations provides the users of its accounts with comprehensive quantitative and qualitative disclosure. This presentation and accompanying disclosure have been previously agreed with the SEC staff in response to staff comments

Mr. Jim B. Rosenberg, p.37

raised in a letter to Prudential dated February 22, 2000, albeit while reconciling from UK GAAP to US GAAP at that time.

In light of the staff’s comments, however, Prudential has revisited the current format of the adjustments presented after the tables on pages F-200 and F-201. Prudential believes that each material variation has been described and quantified as a separate reconciling item but accepts that in the case of the “Business Acquisitions and Investments in Associates” disclosure note, the qualitative and quantitative explanations could be more closely linked. Prudential views the remaining items presented in the reconciliation as either singular in nature, for example “Derivatives”, where the only difference relates to hedging, or so inter-related and complex that further detail would not provide additional meaningful information for investors, for example “Policy liabilities”.

Prudential suggests the following changes, indicated by black-lining against the disclosure included in Prudential’s 2005 Form 20-F filing, to the “Business Acquisitions and Investments in Associates” section be included into future annual filings:

Excerpt from pages F-200 and F-201, Note J: Summary of Material Differences between IFRS and US Generally Accepted Accounting Principles;

“Business Acquisitions and Investments in Associates

Goodwill

Business acquisitions are accounted for using the purchase method under both IFRS and US GAAP. Under IFRS, goodwill arising on acquisitions of subsidiaries and businesses is capitalized and carried as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment.

As permitted by IFRS, the Group has elected not to apply retrospectively the provisions of IFRS 3, “Business Combinations” to business combinations that occurred prior to January 1, 2004. At the date of transition therefore, no adjustment was made between UK GAAP and IFRS shareholders' equity for any historical business combination. Consistent with this approach, goodwill recognized in the opening balance sheet at January 1, 2004 for acquired businesses that have previously been consolidated is the same as previously shown under UK GAAP. Goodwill on newly consolidated entities, for example on venture fund investments, is determined by reference to net assets at transition date. The Group has chosen to express its goodwill at transition in pounds sterling rather than in functional currency, as permitted by IFRS 1.

Under US GAAP, similar to IFRS, goodwill and other indefinite lived intangible assets are not amortized and are subjected to an impairment test at least annually. During 2005, the Group made an impairment charge on the goodwill of the Japanese life business reducing the goodwill to nil at December 31, 2005. As prescribed by IFRS 1, the goodwill balance under IFRS at January 1, 2004 for previously consolidated entities at that date reflects the carrying value under UK GAAP where goodwill was recorded as an asset and amortized on a straight-line basis over

Mr. Jim B. Rosenberg, p.38

its estimated useful life. As a result of this treatment, the impairment charge on the Japanese life business under US GAAP of £134 million was £14 million higher than its IFRS equivalent. No impairment charges were made in 2004.

The US GAAP adjustments for goodwill had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Other charges (impairment expense)	x	x

Condensed consolidated US GAAP balance sheets:
Intangible assets	x	x

Other intangibles

Under IFRS, the Group’s other intangible assets comprise of the present value of profits that are expected to emerge from acquired insurance businesses. The present value of the in-force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses, and is amortized over the anticipated lives of the related contracts in the portfolio.

Under US GAAP, similar to IFRS, intangible assets are held representing the value of insurance business acquired. These assets, however, are defined, measured and amortized in accordance with the methodology and assumptions used to calculate policyholder liabilities under US GAAP resulting in valuation differences between IFRS and US GAAP.

The US GAAP adjustments for other intangibles had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
	(In £ Millions)
Condensed consolidated US GAAP statement of income:
Other charges (amortization expense)	x	x

Condensed consolidated US GAAP balance sheets:
Intangible assets	x	x

Consolidation

Under IFRS, interests in associates are recorded at the Group's share of the associate's net assets. The carrying value of investments in associates is adjusted each year for the Group's share of the entities' profit or loss.

Under US GAAP, interests in associates are recorded using the equity method of accounting. Equity method investments are recorded at the purchase price in the year of acquisition including related goodwill. The carrying values of investments in associates are

Mr. Jim B. Rosenberg, p.39

adjusted each year for the Group's share of US GAAP profits or losses, with such adjustments being included in the income statement. Dividends received from associates are recorded as a decrease in the carrying value of the investment.

Under IFRS, the Group's investments in joint ventures are recognized using proportional consolidation whereby the Group's share of an entity's individual balances are combined line-by-line with similar items into Group's financial statements. Under US GAAP, investments in joint ventures are recorded using the equity method of accounting.

Under IFRS, life fund venture capital holdings are either consolidated or carried at fair value, consistent with their portfolio investment nature. Under US GAAP, venture capital holdings are either consolidated, or accounted for under the equity method, dependent upon whether the Group is deemed to have a controlling interest.

Under US GAAP, following the adoption of FIN 46-R on January 1, 2004, the Group consolidates a number of collateralized debt obligations (CDOs) and authorized investment funds where it is the primary beneficiary of these CDOs and funds. Prior to January 1, 2004, these CDOs and funds were carried at fair value. Under IFRS, the Group consolidates some special purpose entities (SPEs) such as CDOs and authorized investment funds where the Group is deemed to control them.

The US GAAP adjustments for consolidation purposes ~~business acquisitions and investments in associates~~ had the following effects on the condensed consolidated US GAAP financial statements:

	2005	2004
(In £ Millions)
Condensed consolidated US GAAP statement of income:
Equity investment income	x	x
Investment results	x	x
Other income	x	x
Underwriting, acquisition and other operating expenses	x	x
Other charges (amortization expense)	x	x
	x	x
Change in accounting principle	x	x
Total US GAAP adjustments	x	x

Condensed consolidated US GAAP balance sheets:
Equity investments	x	x
Fixed maturities	x	x
Equity securities	x	x
Other investments	x	x
Intangible assets	x	x
Other assets	x	x
Debt	x	x
Other liabilities	x	x
Total US GAAP adjustments	x	x

Mr. Jim B. Rosenberg, p.40

The change in accounting principle of £14 million (gross of tax) in 2004 was as a result of the adoption of FIN 46-R, “Consolidation of Variable Interest Entities” by the Group in that year. For further details on the adoption of FIN 46-R, please see “Recently Adopted Accounting Pronouncements” in note K.”

Prudential notes that the disclosures above reflect the basis of accounting for intangible assets applied in the 2005 Form 20-F. The disclosures will need to be updated for the conclusion in comment 19.

Derivative instruments, page F-207

21.

Please explain to us how the fair value hedge of the $1billion perpetual subordinated capital securities was not met in 2004 and the last quarter of 2005 for US GAAP purposes, yet this hedge was fully effective for all of 2005 under IFRS. Please reference the authoritative literature you relied upon to support both your US GAAP and IFRS accounting.

Response

The hedge instrument on this fair value hedge was a 30-year cancellable swap hedging fluctuations in the fair value of a $1 billion perpetual subordinated bond issue.

For US GAAP purposes, hedge accounting treatment was prospectively discontinued in 2004 in accordance with FAS 133, “Accounting for Derivative Instruments and Hedging Activities” (FAS 133), paragraph 25 (a). This was because Prudential believed it had not adequately satisfied the criterion set out in FAS 133, paragraph 20 (b), with regards to the timeliness of completing effectiveness assessments. Prudential re-designated this fair value hedge as at January 1, 2005.

During the last quarter of 2005, hedging requirements under US GAAP were not met once again. Prudential used a fifty-year term as an approximation of the perpetual tenure of the bond in the assessment of the hedge effectiveness. The hedging relationship between the 30-year cancellable swap and the perpetual subordinated bond was expected to be highly effective but not perfectly effective. The ineffective portion is volatile dependent on the interest rates movement and the embedded optionality and, as a result, the hedge failed to meet the “high effectiveness” requirement set out by FAS 133, paragraph 20.

Prudential formally adopted IAS 39, “Financial instruments: Recognition and Measurement” (IAS 39), on January 1, 2005. The fair value hedge was designated on this date in accordance with IAS 39, paragraph 88. Prior to the adoption of IAS 39, the swap was accounted for in accordance with UK GAAP.

Under IFRS, in accordance with paragraph 90 of IAS 39, Prudential is able to hedge particular risks attributable to a hedged item. Specifically, section F.2.17 of the Implementation Guidance for IAS 39 notes that a financial instrument may be a hedged item for only a portion of the time period to its maturity if effectiveness can be measured and the other hedge accounting criteria are met. Prudential designated the 30-year cancellable swap

Mr. Jim B. Rosenberg, p.41

to hedge the fluctuations in the fair value of the $1 billion perpetual subordinated bond during the first 30 years of its tenure only. As a result, under this hedging relationship, the fair value hedge was fully effective at inception and during the whole of 2005.

Condensed Financial Information of Registrant, page S-1

22.

You disclose your parent company only financial information under UK GAAP. Generally we believe that the condensed financial information of the parent company should be presented in the same GAAP as the primary financial statements. Please explain to us how you believe your presentation provides relevant information to investors. Also, please have your auditors explain to us their opinion that the UK.GAAP information provided presents fairly, in all material respects, the information set forth therein in relation to the basic consolidated financial statements taken as a whole.

Response

In common with many other UK FTSE 100 companies, Prudential’s parent company continues to prepare and file its UK statutory accounts in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP). Prudential believes that applying a body of alternative accounting principles (such as IFRS) would be inconsistent with the formal basis of application permitted by UK law and applied by the Company in its UK Companies Act filings. In addition, to do so would be potentially misleading for investors as the Company’s distributable reserves are determined by reference to UK GAAP. Moreover, the Company believes that to ensure that US investors have access to the same information as UK investors, the Company should include in its Form 20-Fs UK GAAP parent company financial information that is available to UK investors in the Company’s UK annual reports.

In providing parent company information Prudential believes that it has complied fully with Item 17(c) of Form 20-F in that it has provided the requisite information according to a comprehensive body of accounting information other than US GAAP. Whilst Prudential understands that the SEC rules do not specifically contemplate parent company and group consolidated accounts being on different bases, it nevertheless believes that the UK bases of presentation provides relevant information to investors for the reasons previously stated. Prudential notes that this approach is consistent with the approach taken by a number of other UK-based US registrants.

In order to further assist investors, Prudential has voluntarily provided a reconciliation of profit and equity from its UK GAAP parent company results to its IFRS parent company results, followed by a reconciliation to its IFRS Group results and its US GAAP Group results. This reconciliation is set out on page S-13 of Prudential’s 2005 Form 20-F.

With regards to the SEC’s request of Prudential in respect of KPMG’s opinion, Prudential understands that KPMG will be shortly discussing the comment with SEC Staff representatives.

Mr. Jim B. Rosenberg, p.41

*       *    *

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237 or my colleague David Dixter at +44 207 614 2242.

Very truly yours,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Mr. Mark Brunhofer, Securities and Exchange Commission
Mr. Philip Broadley, Prudential Public Limited Company
Mr. David C. Martin, Prudential Public Limited Company
Mr. Ben Bulmer, Prudential Public Limited Company
Mr. David Dixter, Cleary Gottlieb Steen & Hamilton LLP